Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT ON POSTPONEMENT OF

ANNUAL GENERAL MEETING FOR THE YEAR 2014

AND CHANGE OF BOOK CLOSURE PERIOD

Reference is made to the Notice of Annual General Meeting for the Year 2014 (“AGM Notice”) published by PetroChina Company Limited (the “Company”) on 8 April 2015. Unless otherwise stated herein, capitalized terms used in this announcement shall have the same meanings as those defined in the AGM Notice.

The Company resolved to postpone the date for the Annual General Meeting for the Year 2014 to 23 June 2015.

I. Details of the original general meeting

1.	Type and session of the original general meeting:

Annual General Meeting for the Year 2014 of the Company. (“AGM”)

2.	Original date of the AGM: 27 May 2015

3.	Original record date for the AGM: 18 May 2015

II. Reason for postponement of the AGM

The Company recently received a notice from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, in which CNPC proposed to nominate an additional candidate as Director of the Company. The relevant proposal will be proposed shortly for consideration at the AGM.

After careful consideration, the Company resolved to postpone the date of AGM from 27 May 2015 to 23 June 2015 where the record date remains unchanged.

The arrangement relating to the postponement of the AGM has complied with the requirements of the relevant laws and regulations.

III. Details relating to the postponement of AGM

1.	Date, time and venue for the postponed AGM

Date and time of the meeting: 9:00am, 23 June 2015

Venue: Third Floor, Kempinski Hotel, Beijing Lufthansa Center, No. 50 Liangmaqiao Road, Chaoyang District, Beijing

Shareholders intend to attend the AGM on site may register their attendance between 2:00 p.m. and 4:00 p.m. on Monday, 22 June 2015, at Xi’an Room, Third Floor, Kempinski Hotel, Beijing Lufthansa Center, No. 50 Liangmaqiao Road, Chaoyang District, Beijing

2.	The record date for attending the AGM (as postponed) remains unchanged. The closure period of the register of members of the Company will be changed from the period from 27 April 2015 to 27 May 2015 (both dates inclusive) to the period from 27 April 2015 to 23 June 2015 (both dates inclusive), during which period no transfer of shares will be registered.

3.	The dividend record date will also be changed due to the postponement of AGM, the details of which will be announced in due course.

By order of the Board

PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

15 May 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.